UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to

Commission File Number 1-13102

A.	Full title of the Plan:
FIRST INDUSTRIAL, L.P. 401 (K) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST INDUSTRIAL REALTY TRUST, INC.
311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606
REQUIRED INFORMATION
FINANCIAL STATEMENTS:
Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in the Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

First Industrial, L.P. 401(k) Plan
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule I: Schedule H, line 4i — Schedule of Assets (Held at End of Year)	9

Note:	Other schedules of additional information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
     First Industrial, L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Chicago, Illinois
June 26, 2007

First Industrial, L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments at fair value (see Note 4)	$19,248,344	$14,217,243
Wrapper Contracts at fair value (see Note 3)	78	228
Employer contribution receivable	450,838	357,705

Net assets at fair value	19,699,260	14,575,176
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,479	12,580

Net assets available for benefits	$19,711,739	$14,587,756

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006 and 2005

	2006	2005
Additions
Additions to net assets attributed to investment income:
Interest and dividends	$1,072,369	$524,565
Interest from participant loans	13,517	12,109

	1,085,886	536,674

Contributions:
Participant	3,045,059	2,384,005
Employer	450,838	357,869

	3,495,897	2,741,874

Net appreciation in fair value of investments (see Note 4)	1,427,956	503,535

Total additions	6,009,739	3,782,083

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	884,357	1,577,649
Administrative expenses	1,399	1,404

Total deductions	885,756	1,579,053

Net additions	5,123,983	2,203,030
Net assets available for benefits:
Beginning of year	14,587,756	12,384,726

End of year	$19,711,739	$14,587,756

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Plan Description
The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Eligibility
All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.
     Contributions
Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limits. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.
Each year, the Employer will determine the amount, if any of matching contributions, which will be contributed to the Plan, however participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.
In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.
     Participant Accounts
Each participant’s account is credited with that participant’s contributions and allocations of a) the Employer contribution, if any, and b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.
     Vesting
All participant and Employer contributions and earnings thereon are fully and immediately vested.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

     Participant Loans
Within the limits of IRS regulations, which change from time-to-time, a loan may be requested for any reason by a participant. The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:
(1) 50% of the participant’s vested account balance, or
(2) $50,000, minus the highest outstanding loan balance in the prior 12 months.
The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.
     Payment of Benefits
Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. The participant is required by law to receive a minimum required distribution from the Plan, unless he/she is a 5% owner of the Employer, no later than April 1 following the year he/she reaches 70 1/2 years old. A 5% owner of the Employer must receive a minimum distribution no later than April 1 of the calendar year following the calendar year he/she turns 70 1/2 years old.
     Administrative Expenses
Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.
2.	Significant Accounting Policies
     Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
     Recent Accounting Pronouncements
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts held in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
     Valuation of Investments and Income Recognition
Shares of registered investment funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on its proportionate share.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Participant Loans
Participant loans are stated at amortized cost. Differences, if any, from fair value are not considered material in relation to net assets. At December 31, 2006 and 2005, there were no loans in default that exceeded the participants’ vested account balances.
     Payment of Benefits
Benefits are recorded when paid.
     Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Risks and Uncertainties
The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3.	Investment Contracts
The Plan invests in a collective trust fund. Fidelity Managed Income Portfolio, the collective trust, may invest in various benefit-responsive investment contracts, such as short and long-term

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts or wrap contracts, comprising underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of a money market portfolio (collectively, the “investment contracts”).
As described in Footnote 1, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the investment contracts. Therefore, investments in GICs, BICs and wrap contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Certain events limit the ability of the collective trust to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The average yield of the investment contracts based on interest rate credited to participants was approximately 4.08% and 3.80% at December 31, 2006 and 2005, respectively.
4.	Investments
The investment assets of the Plan as of December 31, 2006 and 2005 were held, and all transactions therein were executed by the Trustee, under terms of the trust agreement.
Participants in the Plan may direct the Trustee to invest their account balances in one or more of twenty investment options, including First Industrial Realty Trust, Inc. common stock. The following is a summary of those investments held at December 31, 2006 and 2005 that individually exceed five percent of net assets available for benefits:

	2006		2005

Fidelity Managed Income Portfolio	$1,254,064	*	$1,120,688	*
Fidelity Balanced Fund	1,744,753		1,202,605
Fidelity Equity-Income Fund	1,783,074		1,301,961
Fidelity Spartan U.S. Equity Index Fund	2,617,701		2,121,545
Fidelity Dividend Growth Fund	2,065,984		1,545,902
Baron Asset Fund	1,811,727		1,325,743
Fidelity Freedom 2010 Fund	910,154		740,052
Fidelity Freedom 2020 Fund	901,365		746,477
Fidelity Diversified International Fund	1,835,658		1,185,534
Fidelity Real Estate Investment Portfolio	1,739,939		1,111,832

*	Investment is stated at contract value for the years ended December 31, 2006 and 2005, rather than fair value.
During 2006, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $141,381 and $1,286,575, respectively. During 2005, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(23,275) and $526,810, respectively.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.	Plan Termination
Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan and the payment of contributions will be indefinite. In the event of termination, each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.
6.	Tax Status
The IRS has determined and informed the Employer by letter dated August 11, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded by the Plan.
7.	Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial Realty Trust, Inc., an affiliate of the Employer. Additionally, certain participants have loans outstanding to the Plan. Therefore, these transactions qualify as party-in-interest transactions.
Administrative expenses paid by the Plan for the years ended December 31, 2006 and 2005 were $1,399 and $1,404, respectively. Expenses paid by the Employer to the Trustee for recordkeeping and investment management services were $44,868 and $40,631 for the years ended December 31, 2006 and 2005, respectively.
8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$19,711,739
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,479)

Net assets available for benefits per the Form 5500	$19,699,260

The following is a reconciliation of income per the financial statements to the Form 5500:

December 31, 2006

Total income per the financial statements	$6,009,739
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,479)

Total income per the Form 5500	$5,997,260

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment
		including maturity date, rate of
	(b) Identity of issue, borrow, lessor or	interest, collateral, par, or		(e) Current
(a)	similar party	maturity value	(d) Cost**	Value
*	First Industrial Realty Trust, Inc.	Common Stock		$847,521
*	Fidelity Managed Income Portfolio	Collective Trust		1,254,064
*	Fidelity U.S. Bond Index Fund	Registered Investment Fund		556,013
*	Fidelity Balanced Fund	Registered Investment Fund		1,744,753
*	Fidelity Equity-Income Fund	Registered Investment Fund		1,783,074
*	Fidelity Real Estate Investment Portfolio	Registered Investment Fund		1,739,939
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Fund		2,617,701
*	Fidelity Dividend Growth Fund	Registered Investment Fund		2,065,984
	Baron Asset Fund	Registered Investment Fund		1,811,727
*	Fidelity Freedom Income Fund	Registered Investment Fund		96,799
*	Fidelity Freedom 2000 Fund	Registered Investment Fund		84,571
*	Fidelity Freedom 2005 Fund	Registered Investment Fund		2,881
*	Fidelity Freedom 2010 Fund	Registered Investment Fund		910,154
*	Fidelity Freedom 2015 Fund	Registered Investment Fund		53,397
*	Fidelity Freedom 2020 Fund	Registered Investment Fund		901,365
*	Fidelity Freedom 2025 Fund	Registered Investment Fund		19,910
*	Fidelity Freedom 2030 Fund	Registered Investment Fund		440,989
*	Fidelity Freedom 2035 Fund	Registered Investment Fund		59,335
*	Fidelity Freedom 2040 Fund	Registered Investment Fund		266,865
*	Fidelity Diversified International Fund	Registered Investment Fund		1,835,658
*	Participant loans	Loans to Participants		168,201
		(maturities range from 1 to 9
		years, interest rates range from
		6.75% to 10.25%).

				$19,260,901

*	Denotes party in interest

**	Cost information has been omitted with respect to participant or beneficiary directed transactions.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan

	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as sole general partner of First Industrial, L.P.

Date: June 26, 2007	By:	/s/ Scott A. Musil

Scott A. Musil
Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.

23	Consent of PricwaterhouseCoopers LLP